Exhibit 99.1

Aurora Mobile Announces Management Changes

SHENZHEN, China, January 21, 2022 (GLOBE NEWSWIRE) – Aurora Mobile Limited (NASDAQ: JG) (“Aurora Mobile” or the “Company”), a leading mobile developer service provider in China, today announced that Mr. Xin Huang has resigned as Chief Technology Officer of the Company for personal reasons, effective on January 21, 2022. The Company’s board of directors has appointed Mr. Qing Zhang as Deputy Chief Technology Officer effective immediately, and he will head the Company’s technology related strategic development.

Mr. Qing Zhang has extensive experience and expertise in technology, product development and management in the Internet industry. Mr. Qing Zhang has served as vice president of technology at the Company’s R&D department since he joined Aurora Mobile in May 2020. Before joining Aurora Mobile, Mr. Qing Zhang worked at Tencent for about 18 years with prior roles including technical expert, technical leader for Tencent Music and other key technical positions. At Tencent, Mr. Qing Zhang was involved in the development of various products including QQ, Real Time eXchange, Tencent Video, QQ Music and WeSing. Prior to Tencent, Mr. Qing Zhang worked for Sino Stride Technology as a software development engineer. He earned his bachelor’s degree in electrical engineering from Zhejiang University in 1999.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “We are very pleased to announce that Mr. Qing Zhang will take on his new role as the Deputy Chief Technology Officer. Mr. Qing Zhang has valuable expertise and experiences which will strengthen our technological capabilities and further efforts to pursue innovations. I would like to express my sincere gratitude to Mr. Xin Huang for all his dedication and contributions to the Company during his tenure as Chief Technology Officer. We wish him all the best in his future endeavors.”

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile developer service provider in China. Aurora Mobile is committed to providing efficient and stable push notification, one-click verification, and app traffic monetization services to help developers improve operational efficiency, grow and monetize. Meanwhile, Aurora Mobile’s vertical applications have expanded to market intelligence, and financial risk management, empowering various industries to improve productivity and optimize decision-making.

For more information, please visit https://ir.jiguang.cn/

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SaaS-model; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

For general inquiry, please contact:

Aurora Mobile Limited

E-mail: ir@jiguang.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com